Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-240299

Northern Trust Corporation

Pricing Term Sheet

October 26, 2022

$1,000,000,000

6.125% Subordinated Notes due 2032

Issuer	Northern Trust Corporation

Security	6.125% Subordinated Notes due 2032

Expected Ratings*	A2 (Moody’s) / A (S&P) / A (Fitch)

Currency	USD

Principal Amount	$1,000,000,000

Maturity	November 2, 2032

Coupon	6.125%

Payment Frequency	Semi-Annually

Day Count Convention	30/360

Optional Redemption	Redeemable in whole or in part, by the Issuer on or after August 2, 2032 at 100% of the principal amount of the Notes, plus accrued and unpaid interest thereon to, but excluding, the redemption date

Benchmark Treasury	2.75% US Treasury due August 15, 2032

Spread to Benchmark Treasury	215 bps

Benchmark Treasury Price / Yield	89-24+ / 4.023%

Yield to Maturity	6.173%

Price to Public	99.646% of principal amount

Proceeds (Before Expenses) to Issuer	$991,960,000 (99.196%)

Interest Payment Dates	May 2 and November 2 of each year, commencing May 2, 2023

Trade Date	October 26, 2022

Settlement Date	November 2, 2022 (T+5)

Denominations	$2,000 x $1,000

CUSIP / ISIN	665859AX2 / US665859AX29

Joint Book-Running Managers	Citigroup Global Markets Inc. BofA Securities, Inc. Goldman Sachs & Co. LLC Loop Capital Markets LLC

Co-Managers	Academy Securities, Inc. Barclays Capital Inc. J.P. Morgan Securities LLC Siebert Williams Shank & Co., LLC Wells Fargo Securities, LLC

*Note: A security rating is not a recommendation to buy, sell or hold securities, and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and the accompanying prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the accompanying prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and the accompanying prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, BofA Securities, Inc. at 1-800-294-1322, Goldman Sachs & Co. LLC at 1-866-471-2526, or Loop Capital Markets LLC at 1-888-294-8898.

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